

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2012

Via e-mail:
Mr. Thomas W. Casey
Executive Vice President and Chief Financial Officer
Clear Channel Outdoor Holdings, Inc.
200 East Basse Road
San Antonio, Texas 78209

> **Re:** **Clear Channel Outdoor Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 21, 2012**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed May 4, 2012**
> **File No. 001-32663**

Dear Mr. Casey:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and provide us with your proposed disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Estimates, page 53

Long-lived Assets, page 54

1. Please consider expanding your critical accounting policies and estimates for long-lived assets by addressing the role this policy has in understanding the company's results of operations. For example, on page 35 and 36 you mention accelerated depreciation and

amortization related to the removal of various structures. Since long-lived asset depreciation and potential impairment is one of your significant critical accounting policies and estimates, expand your disclosure by analyzing to the extent possible factors such as:

- How the company arrived at the estimate;
- How accurate the estimate/assumption has been in the past;
- Whether the estimate/assumption has changed or is reasonably likely to change in the future; and
- Evaluate the sensitivity to change of critical accounting estimates.

We also note that structures are approximately 39% of your total assets and you depreciate them over 5 – 40 years. Since structure depreciation is significant to your consolidated statement of income, please consider disclosing more detail regarding the depreciation period for each type of structure.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Liquidity and Capital Resources, page 24

2. We note that during the first quarter you incurred an additional $2.2 billion in debt. In order to provide investors insight into your liquidity and cash requirement needs, please disclose how the incurrence of the new debt fits into your overall business and liquidity plan. In addition, please discuss in detail your long-term plans and ability to fund your working capital, capital expenditures, debt service and other funding requirements. Disclose your long term ability to meet your debt covenants. For additional guidance, refer to Item 303 of Regulation S-K as well as Part Four of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director